EXHIBIT (a)(1)

July 16, 2002
Dear Holders of McAfee.com Class A common stock:

Network Associates, Inc. has commenced an unsolicited exchange offer to acquire each outstanding share of McAfee.com’s Class A common stock in exchange for 0.90 of a share of Network Associates common stock.

Your board of directors appointed a special committee of independent outside directors to consider Network Associates’ exchange offer, which included a thorough review of the exchange offer with the special committee’s independent legal and financial advisors. Following the special committee’s careful consideration of the exchange offer, the special committee and, upon the recommendation of the special committee, your board of directors have determined that the exchange offer is inadequate and not in the best interests of McAfee.com and its stockholders, other than Network Associates and its affiliates. The special committee and your board of directors believe that McAfee.com can deliver more value to its stockholders than the Network Associates exchange offer by continuing to execute its plan to further expand its market leadership position in managed web security, optimization and maintenance services.

The special committee and your board of directors recommend that you reject Network Associates’ offer and not tender your shares of McAfee.com common stock in exchange for Network Associates common stock.

The special committee and your board of directors determined that the exchange offer is inadequate and not in the best interests of McAfee.com and its stockholders, other than Network Associates and its affiliates, based, among other reasons, on the following:

1.
The special committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the 0.90 exchange ratio in the offer significantly undervalues the long-term value inherent in McAfee.com. The special committee based its belief on the following:

•
McAfee.com is experiencing strong growth in its subscriber business due, in part, to its recently implemented automatic renewal model, expanding relationships with valuable distribution and marketing partners such as America Online, Inc. and Microsoft Corporation and launching innovative, next-generation products and services such as the McAfee.com SecurityCenter and SpamKiller.

•
The significant decline in Network Associates’ business prospects due to the continuing decline in information technology spending for enterprise customers in contrast to the relative resilience of McAfee.com’s subscription-based revenue model for the consumer and small business markets.

•
The assessment of McAfee.com’s senior management, after consultation with the special committee’s financial advisors and consideration of the financial analyses conducted by the special committee’s financial advisors, that McAfee.com’s business has significantly greater inherent value as an independent company than implied by the exchange ratio in the offer.

2.
The opinion of Morgan Stanley & Co. Incorporated, that Network Associates’ offer is inadequate from a financial point of view for the reasons, which are detailed in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

3.
Since the commencement of the prior Network Associates exchange offer, McAfee.com’s stock has largely traded as a derivative of Network Associates’ stock price and the 0.78 exchange ratio contained in that offer rather than on its business fundamentals and, as a result, McAfee.com’s stock price has been artificially depressed. Since the initial announcement of Network Associates’ intent to file an exchange offer on March 18, 2002, the stock price performance of McAfee.com’s comparable company universe has declined only 9%, while the comparable company universe for Network Associates is down approximately 37%, with Network Associates’ stock price down approximately 54%, as of July 15, 2002. Notwithstanding the premium originally offered by Network Associates, due to the previously described derivative relationship, McAfee.com’s stock price is down 30%. In addition, since Network Associates withdrew its offer in late April, the mean of analysts earnings estimates for calendar year 2003 for Network Associates has decreased 11%, while for McAfee.com, calendar year 2003 mean earnings estimates have increased 12%. On that basis, the Special Committee also viewed the offer as opportunistically timed by Network Associates to take advantage of the overhang on McAfee.com’s stock price caused by Network Associates’ prior offer rather than allowing McAfee.com’s stock price to trade freely and achieve an appropriate valuation, and then purchase McAfee.com at an appropriate premium.

4.
The uncertainties surrounding the pending Securities and Exchange Commission investigation of Network Associates’ accounting practices, including Network Associates’ disclosure that the resolution of the investigation could require further restatement of Network Associates’ prior financial statements and that the investigation, could increase the cost of defending or resolving current stockholder litigation against Network Associates.

5.
The Special Committee does not have sufficient information to estimate the potential financial impact on McAfee.com that may arise from an audit agreed to by Network Associates in connection with certain disputes between McAfee.com and Network Associates under the reseller agreement between them. Since the Special Committee does not have enough information, McAfee.com’s public stockholders likewise cannot now determine the potential impact of the audit on the value of McAfee.com.

6.	Network Associates’ offer is highly conditional, which results in significant uncertainty that the offer will be consummated.

The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the factors considered by the special committee and other important information relating to the recommendation. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the special committee’s and your board of directors’ recommendation.

If you need additional information or if you have previously tendered your shares and have any questions about how to withdraw your shares, please call:

INNISFREE M&A INCORPORATED
Shareholders Call Toll-free: 888-750-5834
Banks and Brokers Call Collect: 212-750-5833

We thank you for your continued support and encouragement.

Sincerely,

Richard Schell	Frank Gill
Director and Special Committee Member	Director and Special Committee Member

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